April 9, 2010

VIA EDGAR

John Dana Brown

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Rural/Metro Corporation
Form 10-K for fiscal year ended June 30, 2009
Filed September 9, 2009
File No. 000-22056

Dear Mr. Brown:

We have received your comment letter dated March 11, 2010, in connection with your review of the Form 10-K for the fiscal year ended June 30, 2009 and the Schedule 14A filed on October 28, 2009 by Rural Metro Corporation (the “Company”). To assist in your review, we have repeated the full text of the Staff’s comment in italics, with our response immediately following:

Schedule 14A filed October 28, 2009

Executive Compensation, Page 14:

We note your disclosure on page 19 that awards under the Management Incentive Plan are “based upon achievement of consolidated budgeted net income from continuing operations” and your disclosure on page 21 that the RSUs are “[s]ubject to continued service and the achievement of consolidated budgeted net income from continuing operations.” We note further that you appear to have supplied disclosure about compensation for your named executive officers pursuant to subsection (a) through (l) of Item 402 of Regulation S-K. Please confirm that in future filings you will disclose the specific performance targets used to determine awards under the Management Incentive Plan and vesting of RSUs. Alternatively, provide a supplemental analysis as to why it is appropriate to omit these targets. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 of Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

9221 E. Via De Ventura Scottsdale, Arizona 85258
Phone (480) 606-3886 Fax (480) 627-6252

In future filings, the Company will expand the discussion in the Compensation Discussion and Analysis to disclose specific historical Company performance targets used in the determination of awards under the Management Incentive Plan and vesting of RSUs. Specifically, to the extent such Company performance targets do not involve information the disclosure of which would result in competitive harm to the Company within the meaning of Instruction 4 to Item 402(b) of Regulation S-K, the Company will disclose both the quantitative objectives for the previous year and how the Company’s actual performance compared to such objectives.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or require additional explanation regarding the information contained herein, please contact me via telephone at (480) 606-3221 or via facsimile at (480) 627-6252.

Sincerely,

RURAL/METRO CORPORATION

By:	/s/ Christopher E. Kevane
Name:	Christopher E. Kevane
Title:	Senior Vice President & General Counsel

cc:	Joseph M. Crabb (Squire, Sanders & Dempsey L.L.P.)

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